04 FEB -3 AM 7:21

04012558

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

30th January, 2004

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

SUPPL

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Unaudited Financial Results (Provisional) for the Quarter ended 31st December, 2003

In terms of Clause 41 of the Listing Agreement, we enclose a copy of the Unaudited Financial Results (Provisional) of the Company, alongwith a statement providing details of Segment-wise Revenue, Results and Capital Employed, for the Quarter ended 31st December, 2003, approved at the meeting of the Board of Directors of the Company held on 30th January, 2004.

A copy of the 'Limited Review' Report of the Auditors of the Company in respect of the Quarter ended 31st December, 2003, is also enclosed.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC LIMITED

Unaudited Financial Results (Provisional) for the Quarter and Nine Months ended 31st December, 2003

(Rs. in Crores)

		Quarter ended 31.12.2003	Quarter ended 31.12.2002	Nine Months ended 31.12.2003	Nine Months ended 31.12.2002	Twelve months ended 31.03.2003
GROSS INCOME		2994.55	2779.38	8732.89	8355.00	11194.47
NET SALES TURNOVER	(1)	1623.40	1467.60	4588.50	4345.92	5865.78
OTHER INCOME	(2)	41.78	34.24	168.66	109.52	169.59
NET INCOME (1+2)		1665.18	1501.84	4757.16	4455.44	6035.37
Less:						
TOTAL EXPENDITURE	(3)	1031.62	927.96	2766.66	2665.55	3712.00
a) (Increase) / decrease in stock-in-trade		(69.61)	(56.69)	(158.36)	(73.63)	3.00
b) Consumption of raw materials, etc.		667.69	625.22	1730.83	1733.06	2245.42
c) Staff cost		91.06	92.88	276.10	260.77	346.12
d) Other expenditure		342.48	266.55	918.09	745.35	1117.46
INTEREST (Net)	(4)	7.17	6.90	16.61	23.88	29.84
DEPRECIATION	(5)	59.78	61.22	179.09	173.18	237.34
PROFIT BEFORE TAX (1+2-3-4-5)	(6)	566.61	505.76	1794.80	1592.83	2056.19
Less:						
PROVISION FOR TAXATION	(7)	185.91	182.25	589.01	544.90	684.84
NET PROFIT (6-7)	(8)	380.70	323.51	1205.79	1047.93	1371.35
PAID UP EQUITY SHARE CAPITAL	(9)	247.59	247.51	247.59	247.51	247.51
(Ordinary shares of Rs. 10/- each)						
RESERVES EXCLUDING REVALUATION RESERVES	(10)	-	-	-	-	5056.48
EARNING PER SHARE (Basic) (Rs.)	(11)	15.38	13.07	48.70	42.34	55.41
EARNING PER SHARE (Diluted) (Rs.)		15.36	13.07	48.64	42.34	55.41
AGGREGATE OF NON-PROMOTER SHAREHOLDING	(12)					
- NUMBER OF SHARES		247586073	247511886	247586073	247511886	247511886
- PERCENTAGE OF SHAREHOLDING		100	100	100	100	100

Notes :

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 30th January, 2004.

(ii) Figures for the previous year have been re-arranged wherever necessary.

(iii) Gross Income comprises Segment Revenue and Other Income.

(iv) During the quarter, 65,356 Ordinary Shares of Rs. 10/- each were issued and allotted under the ITC Employee Stock Option Scheme. Consequently, the issued and paid up share capital of the Company stands increased to Rs. 247,58,60,730/-.

(v) During the quarter, 8 Investor complaints were received, which were promptly attended to by the Company. No complaints were pending either at the beginning or at the end of the quarter.

(vi) During the quarter, the Company entered into an Agreement with M/s Bilt Industrial Packaging Company Limited for purchase of its paperboards business consisting primarily of the 65,000 MT per annum manufacturing facility at Thekkampatty Village, Coimbatore District, Tamil Nadu, at a consideration of Rs. 233 crores, payable over a period of 5 years, subject to statutory permissions and fulfilment of agreed conditions.

(vii) The Company's shares have been delisted from the Stock Exchanges at Ahmedabad, Bangalore, Cochin, Delhi, Hyderabad, Kanpur and Pune.

(viii) The above is as per Clause 41 of the Listing Agreement and does not take into account the excise issues disputed by the Company.

Limited Review

The Limited Review, as required under Clause 41 of the Listing Agreement has been completed and the related Report forwarded to the Stock Exchanges. This Report does not have any impact on the above 'Results and Notes' for the Quarter and Nine Months ended 31st December, 2003 which needs to be explained.

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter and Nine Months Ended 31st December, 2003

(Rs. in Crores)

	Quarter ended 31.12.2003	Quarter ended 31.12.2002	Nine Months ended 31.12.2003	Nine Months ended 31.12.2002	Twelve months ended 31.03.2003
1. Segment Revenue					
a) FMCG - Cigarettes	2302.33	2155.48	6877.66	6568.02	8764.00
- Others	88.53	37.01	215.08	63.73	109.20
Total FMCG	**2390.86**	**2192.49**	**7092.74**	**6631.75**	**8873.20**
b) Hotels	70.61	54.05	177.30	135.50	193.41
c) Agri Business	378.11	397.47	1112.31	1293.46	1658.14
d) Paperboards, Paper & Packaging	314.14	289.61	918.00	859.04	1162.86
Total	**3153.72**	**2933.62**	**9300.35**	**8919.75**	**11887.61**
Less : Inter-segment revenue	200.95	188.48	736.12	674.27	862.73
Gross sales / Income from operations	**2952.77**	**2745.14**	**8564.23**	**8245.48**	**11024.88**
2. Segment Results					
a) FMCG - Cigarettes	510.91	467.10	1569.46	1455.11	1923.53
- Others	(37.59)	(30.92)	(113.39)	(78.66)	(122.44)
Total FMCG	**473.32**	**436.18**	**1456.07**	**1376.45**	**1801.09**
b) Hotels	11.21	5.65	13.60	5.37	10.09
c) Agri Business	(1.18)	8.72	66.22	88.66	84.05
d) Paperboards, Paper & Packaging	59.68	63.95	174.15	168.95	226.27
Total	**543.03**	**514.50**	**1710.04**	**1639.43**	**2121.50**
Less : i) Interest (Net)	7.17	6.90	16.61	23.88	29.84
ii) Other un-allocable expenditure net of un-allocable income	(30.75)	1.84	(101.37)	22.72	35.47
Total Profit Before Tax	**566.61**	**505.76**	**1794.80**	**1592.83**	**2056.19**
3. Capital Employed					
a) FMCG - Cigarettes *			1146.67	1389.99	1621.58
- Others			177.43	73.81	80.41
Total FMCG			**1324.10**	**1463.80**	**1701.99**
b) Hotels			970.35	916.73	943.09
c) Agri Business			646.01	538.75	410.88
d) Paperboards, Paper & Packaging			1339.75	1250.87	1260.91
Total Segment Capital Employed			**4280.21**	**4170.15**	**4316.87**

* Before considering provision of Rs. 1263 Crores (31.12.2002 - Rs. 907 Crores) in respect of disputed State taxes, the levy / collection of which has been stayed.

Notes

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies.The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging, and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	- Cigarettes & Smoking mixtures.
: Others	- Branded Garments, Greeting Cards, Stationery & Gifts, Packaged Foods (Staples, Confectionery, Snack Foods, Ready to Eat Food)
	- Agarbattis and Matches sourced from the small scale sector.
Hotels	- Hoteliering.
Paperboards, Paper & Packaging	- Paperboards, Paper including Specialty Paper and Packaging.
Agri Business	- Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.

(3) Segment results of the new business activities namely 'FMCG : Others ' largely reflect start up and business development costs.

(4) In its Hotels business, the Company has been engaged in implementing its strategic investment plans to complete the ITC Welcomgroup chain. Capital employed of Rs. 970 Crores (31.12.2002- Rs. 917 Crores) includes Rs. 836 Crores (31.12.2002 - Rs. 810 Crores) relating to the recently opened hotels at Mumbai and Kolkata as well as capital work in progress in respect of the second hotel under construction in Mumbai.

The segment results for Hotels continue to reflect the depreciation charge and the gestation cost of the newly opened hotels, the impact of the global slump in international travel during the earlier part of this year, and the holding cost in respect of Hotel Searock which has been the subject matter of a prolonged legal dispute.

(5) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business.

During the nine months ended 31st December, 2003, the Agri Business revenues / results witnessed a degrowth over the same period last year due to :

(a) transporters' strike in April 2003;
(b) significant reduction in the size of export opportunity in non basmati rice which was available last year (Rs. 76 Crores for nine months ended 31.12.2003 as against Rs. 456 Crores for nine months ended 31.12. 2002); and
(c) significant appreciation of the Rupee against the US Dollar.

(6) As at 31st December 2003, the total capital employed of the Company of Rs. 6575 Crores (31.12.2002 - Rs. 5461 Crores) included Rs. 802 Crores (31.12.2002 - Rs. 874 Crores) being legacy assets acquired by the Company as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997.

(7) Figures for the previous year have been recast to conform to current presentation.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 30th January, 2004
Place : Kolkata, India

For and on behalf of the Board

Executive Director   Chairman

A. F. FERGUSON & CO.
CHARTERED ACCOUNTANTS

APEEJAY HOUSE
5th FLOOR, BLOCK 'B'
15 PARK STREET
KOLKATA - 700 016

The Board of Directors
ITC Limited
Virginia House
37 J L Nehru Road
Kolkata 700 071.

Dear Sirs,

LIMITED REVIEW REPORT

1. We have reviewed the financial results for the quarter ended 31st December 2003 (interim financial information) reported in column 3 of the accompanying Statement of "Unaudited Financial Results (Provisional) for the Quarter and Nine Months ended 31st December 2003" (the Statement) of ITC Limited prepared by the company pursuant to Clause 41 of the Listing Agreement with the stock exchanges in India, which has been initialled by us for identification purposes. This Statement is the responsibility of the company's management and has been approved by the Board of Directors.

2. We conducted our limited review to obtain moderate assurance as to whether the information disclosed in column 3 of the accompanying Statement is free of material misstatement. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making enquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Based on the limited review conducted by us as aforesaid, nothing has come to our notice that causes us to believe that the accompanying Statement prepared in accordance with Accounting Standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed in respect of the results for the quarter ended 31st December 2003, or that it contains any material misstatement.

For A F FERGUSON & CO.
Chartered Accountants

AK Mahindra
(A K Mahindra)
(Partner)

Kolkata: 30th January, 2004

TELEPHONE : 22298817, 22299256 • FAX : (033) 22264182 • E-MAIL : affkol@vsnl.net
BANGALORE • CHENNAI • HYDERABAD • JAMSHEDPUR • MUMBAI • NEW DELHI • PUNE • VADODARA
MIDDLE EAST : DUBAI, U.A.E., MUSCAT, OMAN

04 FEB -3 AM 7:21

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

30th January, 2004

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Unaudited Financial Results (Provisional) for the Quarter ended 31st December, 2003

Further to our letter dated 30th January, 2004, forwarding the Unaudited Financial Results (Provisional) of the Company for the Quarter ended 31st December, 2003, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS RELEASE

From : Mr S H Venkatramani
Head – Corporate Communications

Financial Results for the Quarter ended 31st December , 2003
Post-tax profits up 17.7%

ITC's underlying net turnover, after adjusting for the once-off opportunity of non-basmati rice exports last year of Rs.115 crores, posted a strong growth of 19.8% for the Quarter ended 31st December, 2003 while post-tax profits registered an impressive growth of 17.7% to Rs.381 crores. Earnings per share for the Quarter stood at Rs.15.38.

- **FMCG**

- **Cigarettes**

The Company's focus on world-class quality and continued investment in brands enabled it to sustain its leadership position in the industry. Market coverage of the recently launched brands viz., **Insignia**, **Wills Silk Cut** and the **Star** variants of Scissors, Capstan and Bristol was extended further during the period. The quarter also witnessed the launch of **India Kings Lights** in a **unique round corner pack** in line with the company's strategy of delivering world class products to its consumers.

- **Others**

The Company's new FMCG businesses continued to grow rapidly with the extension of existing products to target markets, as well as the launch of new products/variants. As is evident from the Segment Report, topline grew by over Rs. 50 crores in the third quarter and by Rs.151 crores during the 9-month period ending December of the current year as compared to the same periods last year.

  - **Branded Packaged Foods**

During the current quarter, the Company progressively extended its **'Sunfeast'** range of differentiated and innovative biscuits to cover 74 markets. These products have met with encouraging response from consumers and are being progressively rolled out to target markets.

In the confectionery segment, the **'Candyman'** range was further expanded with the launch of **deposited candies** in two exciting variants - **Candyman Butterscotch & Candyman Orange.** Market extension of **Candyman Eclairs, Pineapple** and **Orange** flavours - launched in the second quarter, was completed during the period. **'Minto'**, the Company's popular brand of compressed mint, continues to enjoy impressive market standing.

The Company's portfolio of offerings under the **'Aashirvaad Ready Meals'** banner was further expanded with the addition of 'pav bhaji' and 'pindi chana' to the existing range. The range is fast gaining consumer acceptance as a 'value for money' convenience product. The **'Kitchens of India'** premium ready-to-eat product range continues to enjoy the franchise of the discerning consumer.

- **Lifestyle Retailing**

  The Company's foray into the mid-priced segment with the '**John Players**' range of menswear was further scaled up during the quarter with distribution now extending to nearly 3250 outlets in 580 markets, making it the largest distributed apparel brand in the country in this category. Consumer response has been encouraging and the brand is being rolled out rapidly to establish national presence.

  In addition to the 48 exclusive '**Wills Lifestyle Stores**' across 39 cities, the '**Wills**' range was extended to 65 multi-brand outlets (MBOs) and 16 large format retail stores (LFRs) during the quarter, to increase market penetration.

- **Greeting Cards & Gifts**

  The Greeting Cards business continued to make impressive progress with current market share estimated at 20%. Card sales registered a strong growth of 18% in volume terms over the same period last year. Market coverage of the '**Expressions Paperkraft**' range of stationery products and the '**Classmate**' range of notebooks in the school stationery segment was further extended during the quarter. The business is gearing up to achieve national presence in the ensuing peak season to tap the full potential of the stationery segment.

- **Safety Matches**

  The Safety Matches SBU continued to post impressive gains during the quarter with market share touching nearly 8%.

  The Company's brands -'**Mangaldeep**' and '***i*Kno**' - have become synonymous with value-addition in an industry where movement up the value chain has not been witnessed in a long time.

  In the volume segment, '**AIM**' has become the single largest brand in the country within a year of launch.

  ITC continues to extend technical and management support to small-scale sector manufacturers to help them achieve superior product quality.

➤ **Hotels**

Segment revenues at Rs.71 crores grew by nearly 31% over the same period last year on the back of improved occupancies and room realisations following the recent upturn in the industry. Operating profits recorded a strong growth of 98% over the same period last year, notwithstanding depreciation and other gestation costs in respect of the recently opened hotel '**ITC Sonar Bangla**' at Kolkata. 'ITC Sonar Bangla' has in a short span of time established itself as a premier property in the city and is well on course to achieve cash breakeven in the very first full year of operations.

Construction of the Company's second hotel in Mumbai, ITC Grand Central, is progressing satisfactorily.

➢ Paperboards, paper and packaging

During the quarter, the Company entered into an agreement to acquire BIPCO's paperboards undertaking located near Coimbatore for a consideration of Rs.233 crores payable over 5 years. With ITC's existing paperboards facilities operating at full capacity, this acquisition will create an additional 65000 MT per annum capacity to service the growing demand for high quality paperboards both in the domestic and overseas markets.

Sales of value-added products continued to grow leveraging the Company's recent investments in pulp manufacturing, poly-extrusion and supercalendering facilities. They now constitute nearly 50% of the total paperboard sales. The Company's Elemental Chlorine Free (ECF) pulp mill is the only one of its kind in the country, meeting world-class environmental standards. While ECF pulp-based board has internationally been the preferred packaging option, with increasing awareness of hygiene and safety among Indian consumers, industries like foods and pharmaceuticals in the country are increasingly switching to the Company's ECF pulp-based paperboard.

The Company also entered into a Memorandum of Understanding (MOU) with the Andhra Pradesh Government to collaborate on the state's 'Velugu' programme, to develop wastelands in Andhra Pradesh. The proposed partnership on 'Velugu' is yet another milestone in ITC's wasteland development programme. With the long-term objective of seeking sustainable solutions to the problems of endemic poverty and deforestation, ITC and the AP Government will synergise their strengths in forestry development in the Khammam District of Andhra Pradesh. This collaborative programme in which the Company will contribute its skills in project management and logistics support and provide quality planting stock, will be initiated with a pilot social forestry project covering 1,000 acres.

While Segment revenues grew by 8.5% over the same period last year, Segment results were depressed due to certain once-off events like inventory correction by end users primarily in the FMCG industry and plant shutdown for maintenance & repairs.

➢ Agri business

The Company continues to focus on building a robust IT-backed rural distribution infrastructure in support of its FMCG growth strategy. The e-choupal network was further ramped up during the quarter and is expected to touch nearly 4100 installations by March this year, reaching out to 2 million farmers in close to 18000 villages in the states of Madhya Pradesh, Uttar Pradesh, Maharashtra, Karnataka, Rajasthan and Andhra Pradesh. Pilot runs in respect of various rural marketing initiatives are underway and business models are being fine-tuned prior to scaling up.

Operating profits of the segment were adversely impacted primarily on account of slower marketing of the current Mysore leaf tobacco crop and delayed export shipments of soya. These timing differences impacting the current quarter's performance are expected to be set off in the last quarter of the current financial year.

The Board of Directors, at its meeting held in Kolkata on 30th January 2004, approved the financial results for the quarter ended 31st December 2003, which are enclosed.

January 30, 2004

Shunkataraman

ITC LIMITED

Unaudited Financial Results (Provisional) for the Quarter and Nine Months ended 31st December, 2003

(Rs. in Crores)

		Quarter ended 31.12.2003	Quarter ended 31.12.2002	Nine Months ended 31.12.2003	Nine Months ended 31.12.2002	Twelve months ended 31.03.2003
GROSS INCOME		2994.55	2779.38	8732.89	8355.00	11194.47
NET SALES TURNOVER	(1)	1623.40	1467.60	4588.50	4345.92	5865.78
OTHER INCOME	(2)	41.78	34.24	168.66	109.52	169.59
NET INCOME (1+2)		1665.18	1501.84	4757.16	4455.44	6035.37
Less:						
TOTAL EXPENDITURE	(3)	1031.62	927.96	2766.66	2665.55	3712.00
a) (Increase) / decrease in stock-in-trade		(69.61)	(56.69)	(158.36)	(73.63)	3.00
b) Consumption of raw materials, etc.		667.69	625.22	1730.83	1733.06	2245.42
c) Staff cost		91.06	92.88	276.10	260.77	346.12
d) Other expenditure		342.48	266.55	918.09	745.35	1117.46
INTEREST (Net)	(4)	7.17	6.90	16.61	23.88	29.84
DEPRECIATION	(5)	59.78	61.22	179.09	173.18	237.34
PROFIT BEFORE TAX (1+2-3-4-5)	(6)	566.61	505.76	1794.80	1592.83	2056.19
Less:						
PROVISION FOR TAXATION	(7)	185.91	182.25	589.01	544.90	684.84
NET PROFIT (6-7)	(8)	380.70	323.51	1205.79	1047.93	1371.35
PAID UP EQUITY SHARE CAPITAL	(9)	247.59	247.51	247.59	247.51	247.51
(Ordinary shares of Rs. 10/- each)						
RESERVES EXCLUDING REVALUATION RESERVES	(10)	-	-	-	-	5056.48
EARNING PER SHARE (Basic) (Rs.)	(11)	15.38	13.07	48.70	42.34	55.41
EARNING PER SHARE (Diluted) (Rs.)		15.36	13.07	48.64	42.34	55.41
AGGREGATE OF NON-PROMOTER SHAREHOLDING	(12)					
- NUMBER OF SHARES		247586073	247511886	247586073	247511886	247511886
- PERCENTAGE OF SHAREHOLDING		100	100	100	100	100

Notes :

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 30th January, 2004.

(ii) Figures for the previous year have been re-arranged wherever necessary.

(iii) Gross Income comprises Segment Revenue and Other Income.

(iv) During the quarter, 65,356 Ordinary Shares of Rs. 10/- each were issued and allotted under the ITC Employee Stock Option Scheme. Consequently, the issued and paid up share capital of the Company stands increased to Rs. 247,58,60,730/-.

(v) During the quarter, 8 investor complaints were received, which were promptly attended to by the Company. No complaints were pending either at the beginning or at the end of the quarter.

(vi) During the quarter, the Company entered into an Agreement with M/s Bilt Industrial Packaging Company Limited for purchase of its paperboards business consisting primarily of the 65,000 MT per annum manufacturing facility at Thekkampatty Village, Coimbatore District, Tamil Nadu, at a consideration of Rs. 233 crores, payable over a period of 5 years, subject to statutory permissions and fulfilment of agreed conditions.

(vii) The Company's shares have been delisted from the Stock Exchanges at Ahmedabad, Bangalore, Cochin, Delhi, Hyderabad, Kanpur and Pune.

(viii) The above is as per Clause 41 of the Listing Agreement and does not take into account the excise issues disputed by the Company.

Limited Review

The Limited Review, as required under Clause 41 of the Listing Agreement has been completed and the related Report forwarded to the Stock Exchanges. This Report does not have any impact on the above 'Results and Notes' for the Quarter and Nine Months ended 31st December, 2003 which needs to be explained.

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the
Quarter and Nine Months Ended 31st December, 2003

(Rs. in Crores)

	Quarter ended 31.12.2003	Quarter ended 31.12.2002	Nine Months ended 31.12.2003	Nine Months ended 31.12.2002	Twelve months ended 31.03.2003
1. Segment Revenue					
a) FMCG - Cigarettes	2302.33	2155.48	6877.66	6568.02	8764.00
- Others	88.53	37.01	215.08	63.73	109.20
Total FMCG	**2390.86**	**2192.49**	**7092.74**	**6631.75**	**8873.20**
b) Hotels	70.61	54.05	177.30	135.50	193.41
c) Agri Business	378.11	397.47	1112.31	1293.46	1658.14
d) Paperboards, Paper & Packaging	314.14	289.61	918.00	859.04	1162.86
Total	**3153.72**	**2933.62**	**9300.35**	**8919.75**	**11887.61**
Less : Inter-segment revenue	200.95	188.48	736.12	674.27	862.73
Gross sales / Income from operations	**2952.77**	**2745.14**	**8564.23**	**8245.48**	**11024.88**
2. Segment Results					
a) FMCG - Cigarettes	510.91	467.10	1569.46	1455.11	1923.53
- Others	(37.59)	(30.92)	(113.39)	(78.66)	(122.44)
Total FMCG	**473.32**	**436.18**	**1456.07**	**1376.45**	**1801.09**
b) Hotels	11.21	5.65	13.60	5.37	10.09
c) Agri Business	(1.18)	8.72	66.22	88.66	84.05
d) Paperboards, Paper & Packaging	59.68	63.95	174.15	168.95	226.27
Total	**543.03**	**514.50**	**1710.04**	**1639.43**	**2121.50**
Less : i) Interest (Net)	7.17	6.90	16.61	23.88	29.84
ii) Other un-allocable expenditure net of un-allocable income	(30.75)	1.84	(101.37)	22.72	35.47
Total Profit Before Tax	**566.61**	**505.76**	**1794.80**	**1592.83**	**2056.19**
3. Capital Employed					
a) FMCG - Cigarettes *			1146.67	1389.99	1621.58
- Others			177.43	73.81	80.41
Total FMCG			**1324.10**	**1463.80**	**1701.99**
b) Hotels			970.35	916.73	943.09
c) Agri Business			646.01	538.75	410.88
d) Paperboards, Paper & Packaging			1339.75	1250.87	1260.91
Total Segment Capital Employed			**4280.21**	**4170.15**	**4316.87**

*** Before considering provision of Rs. 1263 Crores (31.12.2002 - Rs. 907 Crores) in respect of disputed State taxes, the levy / collection of which has been stayed.**

Notes

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies.The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging, and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	- Cigarettes & Smoking mixtures.
: Others	- Branded Garments, Greeting Cards, Stationery & Gifts, Packaged Foods (Staples, Confectionery, Snack Foods, Ready to Eat Food)
	- Agarbattis and Matches sourced from the small scale sector.
Hotels	- Hoteliering.
Paperboards, Paper & Packaging	- Paperboards, Paper including Specialty Paper and Packaging.
Agri Business	- Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.

(3) Segment results of the new business activities namely 'FMCG : Others ' largely reflect start up and business development costs.

(4) In its Hotels business, the Company has been engaged in implementing its strategic investment plans to complete the ITC Welcomgroup chain. Capital employed of Rs. 970 Crores (31.12.2002- Rs. 917 Crores) includes Rs. 836 Crores (31.12.2002 - Rs. 810 Crores) relating to the recently opened hotels at Mumbai and Kolkata as well as capital work in progress in respect of the second hotel under construction in Mumbai.

The segment results for Hotels continue to reflect the depreciation charge and the gestation cost of the newly opened hotels, the impact of the global slump in international travel during the earlier part of this year, and the holding cost in respect of Hotel Searock which has been the subject matter of a prolonged legal dispute.

(5) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business.

During the nine months ended 31st December, 2003, the Agri Business revenues / results witnessed a degrowth over the same period last year due to :

(a) transporters' strike in April 2003;

(b) significant reduction in the size of export opportunity in non basmati rice which was available last year.
(Rs. 76 Crores for nine months ended 31.12.2003 as against Rs. 456 Crores for nine months ended 31.12. 2002); and

(c) significant appreciation of the Rupee against the US Dollar.

(6) As at 31st December 2003, the total capital employed of the Company of Rs. 6575 Crores (31.12.2002 - Rs. 5461 Crores) included Rs. 802 Crores (31.12.2002 - Rs. 874 Crores) being legacy assets acquired by the Company as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997.

(7) Figures for the previous year have been recast to conform to current presentation.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 30th January, 2004
Place : Kolkata, India

For and on behalf of the Board

Executive Director   Chairman